                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 2)1

                              ALLTRISTA CORPORATION
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                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    020040101
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

                  The  information  required on the remainder of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section  18 of the
Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, SEE the NOTES).

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CUSIP No. 020040101                     13D          Page 2 of 9 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE

--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    626,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                626,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     626,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------            --------------------------------
CUSIP No. 020040101                     13D          Page 3 of 9 Pages
------------------------------------            --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    626,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                626,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     626,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 020040101                     13D          Page 4 of 9 Pages
------------------------------------            --------------------------------

         The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

   Item 3 is amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  The aggregate  purchase  price of the 626,000 Shares of Common
Stock owned by Steel Partners II is $8,365,342. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 4 is amended to add the following:

                  On April 23, 2001, Reporting Persons delivered a letter to the
Board of Directors of the Issuer  asking Thomas B. Clark to  immediately  resign from his position as Chief Executive Officer of the Issuer and that the Issuer's poison pill be immediately rescinded. The letter was delivered to the Issuer due to the  Reporting  Persons'  belief that under the  direction  of Mr.  Clark the
Issuer has not  maximized  shareholder  value.  The  Reporting  Persons urge the
Issuer's  Board of  Directors  to enter into  serious  discussions  with  Marlin
Partners II, L.P. and any other viable purchaser. The letter is filed as Exhibit
2 to this  Amendment  No.  2 to the  Schedule  13D and  incorporated  herein  by reference.

   Item 5(a) is amended to read as follows:

                  (a)  The  aggregate  percentage  of  Shares  of  Common  Stock reported  owned by each  person  named  herein is based  upon  6,354,544  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the Issuer's  Annual Report on Form 10-K for the year ended December
31, 2000.

                  As of the close of business on April 23, 2001,  Steel Partners
II beneficially owned 626,000 Shares of Common Stock constituting  approximately
9.9% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned 626,000
Shares,   representing  approximately  9.9%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 626,000
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

------------------------------------            --------------------------------
CUSIP No. 020040101                     13D          Page 5 of 9 Pages
------------------------------------            --------------------------------

   Item 5(c) is amended to add the following:

                  (c)  Reporting  Persons  did not  engage  in any  transactions involving the Shares during the past 60 days.

   Item 7 is amended to add the following exhibit:

Item 7.           Material to be filed as Exhibits.
                  --------------------------------

                  2.   Letter  from  Steel  Partners  II,  L.P.  to the Board of
                       Directors of Alltrista Corporation, dated April 23, 2001.

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CUSIP No. 020040101                     13D          Page 6 of 9 Pages
------------------------------------            --------------------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2001                 STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.
                                            General Partner

                                       By: /s/ WARREN G. LICHTENSTEIN
                                           ------------------------------
                                           Warren G. Lichtenstein
                                           Chief Executive Officer

                                      /s/ WARREN G. LICHTENSTEIN
                                      -----------------------------------
                                      WARREN G. LICHTENSTEIN

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CUSIP No. 020040101                     13D          Page 7 of 9 Pages
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                                  EXHIBIT INDEX

EXHIBIT                                                           PAGE

1.       Joint Filing Agreement (previously
         filed).                                                   --

2.       Letter from Steel Partners II, L.P. to                  8 to 9
         the Board of Directors of Alltrista
         Corporation, dated April 23, 2001.

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CUSIP No. 020040101                     13D          Page 8 of 9 Pages
------------------------------------            --------------------------------

                             STEEL PARTNERS II, L.P.
                         150 E. 52nd Street, 21st Floor
                            New York, New York 10022
                                 (212) 813-1500

                                                                  April 23, 2001

Board of Directors
Alltrista Corporation
5875 Castle Creek Parkway, North Drive
Suite 440
Indianapolis, Indiana 46250-4330

Dear Sirs:

                  Steel  Partners  II, L.P.  ("Steel")  currently  owns  626,000 shares of Common Stock of Alltrista Corporation  ("Alltrista" or the "Company"),
representing  just  below  10%  of  the  shares  issued  and  outstanding.   Our
significant  ownership in Alltrista  should not be interpreted as an endorsement of  the  Board's  purported  plan  to  explore  strategic  options  to  maximize
shareholder  value.  On  the  contrary,   we  are  deeply  disappointed  by  the
interminable  process of reviewing corporate strategic options including through the  engagement  of Bear,  Stearns  &  Co.,  Inc.  in May  2000.  Since  the
engagement of Bear Stearns,  there have been no press releases or communications reporting any definitive  assessments  or  conclusions  with regard to strategic alternatives that would maximize shareholder value.

                  We are  thoroughly  irritated by this  process  which has been painfully drawn-out since the engagement of Bear Stearns,  especially in view of the $30 per share offer made prior to the engagement by Marlin Partners II, L.P.
We are shocked  that the Board of  Directors  did not even  address,  or propose strategic  alternatives to, this offer which represented nearly a 40% premium to the Company's then current market price. Instead,  management conveniently hired
Bear Stearns and announced in its July 26, 2000  conference call that it had put the process on hold while the Company  worked out certain  control cost problems in its plastics division.  Then, in October 2000,  management  announced that it planned to proceed with the process  "now that action plans aimed at  addressing operating  performance have been developed and are being  implemented." To date, however,  the  Company  has not  announced a  transaction  which would  maximize shareholder value. It has become

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CUSIP No. 020040101                     13D          Page 9 of 9 Pages
------------------------------------            --------------------------------

clear to us that the evasive  approach in dealing  with Marlin  Partners and its evident  procrastination  in  constructively  utilizing  Bear Stearns to explore strategic options are not in the best interests of the shareholders.

                  Because of  management's  unimpressive  track record under the direction of Thomas B. Clark in taking strategic steps in enhancing  shareholder value as  demonstrated by its handling of the offer from Marlin Partners and the seemingly  pointless  engagement of Bear  Stearns,  we have  concluded  that the
Company will not prosper under his continued  leadership  and that a sale of the
Company  to  the  highest   bidder  would  be  in  the  best  interests  of  the
shareholders. Accordingly, we hereby ask that Thomas B. Clark immediately resign from his  position  as  Chief  Executive  Officer  of the  Company  and that the
Company's poison pill be immediately rescinded.  We also urge the Board to enter into serious  discussions  with Marlin Partners in response to its revised offer announced today and any other viable  purchaser.  Please contact the undersigned at (212) 813-1500 to discuss any questions the Board might have.

                                             Sincerely,

                                             Steel Partners II, L.P.

                                             By:  Steel Partners, L.L.C.
                                                  general partner

                                             By:  /s/ WARREN G. LICHTENSTEIN
                                                  --------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer